SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 49)

TRANSCONTINENTAL REALTY INVESTORS, INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
893617-20-9
(CUSIP Number)
Louis J. Corna
1800 Valley View Lane, Suite 300
Dallas, Texas 75234
(469) 522-4200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 11, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format should include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	893617-20-9

1)	NAMES OF REPORTING PERSONS Transcontinental Realty Acquisition Corporation

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC

5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

	7)	SOLE VOTING POWER 1,213,226

NUMBER OF

SHARES	8)	SHARED VOTING POWER -0-
BENEFICIALLY
OWNED BY

EACH	9)	SOLE DISPOSITIVE POWER 1,213,226
REPORTING
PERSON

WITH	10)	SHARED DISPOSITIVE POWER -0-

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,213,226

12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.4197%

14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.	893617-20-9

1)	NAMES OF REPORTING PERSONS American Realty Investors, Inc.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC

5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

	7)	SOLE VOTING POWER -0-

NUMBER OF

SHARES	8)	SHARED VOTING POWER -0-
BENEFICIALLY
OWNED BY

EACH	9)	SOLE DISPOSITIVE POWER -0-
REPORTING
PERSON

WITH	10)	SHARED DISPOSITIVE POWER -0-

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,957,420

12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 82.69186%

14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.	893617-20-9

1)	NAMES OF REPORTING PERSONS EQK Holdings, Inc.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC

5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

	7)	SOLE VOTING POWER 5,744,194

NUMBER OF

SHARES	8)	SHARED VOTING POWER -0-
BENEFICIALLY
OWNED BY

EACH	9)	SOLE DISPOSITIVE POWER 5,744,194
REPORTING
PERSON

WITH	10)	SHARED DISPOSITIVE POWER -0-

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,744,194

12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 68.27216%

14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Item 1. Security and Issuer
     This Amendment No. 49 to Statement on Schedule 13D relates to the shares of Common Stock, par value $0.01 per share (the “Shares”) of TRANSCONTINENTAL REALTY INVESTORS, INC., a Nevada corporation (“TCI” or the “Issuer”) and further amends the original Statement on Schedule 13D as amended by Amendment Nos. 1 through 48 (the “Amended Statement”) filed by and on behalf of the “Reporting Persons” described below and others who are no longer “Reporting Persons.” The principal executive offices of TCI are located at 1800 Valley View Lane, Suite 300, Dallas, Texas 75234. The CUSIP number of the Shares is 893617-20-9.
     This Amendment No. 49 to Schedule 13D is being filed (i) to reflect the acquisition of 300,000 Shares from TCI by one of the Reporting Persons, (ii) to reflect the rescission of four transactions ab initio which were cancelled and deemed void, two of which involved a bankruptcy proceeding and two of which might have violated an injunction if consummated and (iii) in an abundance of caution to reflect the liquidation by a brokerage firm of certain shares pledged in a margin account of one of the Reporting Persons. See Item 5(c) below.
Item 2. Identity and Background
     Item 2 of the Amended Statement is hereby further amended as follows:
     This Amendment is being filed on behalf of American Realty Investors, Inc. a Nevada corporation (“ARL”), EQK Holdings, Inc., a Nevada corporation (“EQK”) and Transcontinental Realty Acquisition Corporation. Both EQK and TCI AcqSub are each a wholly-owned subsidiary of ARL. ARL’s Common Stock is publically held and listed and traded on the New York Stock Exchange (“NYSE”). All of ARL, EQK and TCI AcqSub are collectively referred to as the “Reporting Persons” and each have their principal executive offices located at 1800 Valley View Lane, Suite 300, Dallas, Texas 75234. The Reporting Persons (consisting of ARL, EQK and TCI AcqSub) may be deemed to constitute a “person” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, because EQK and TCI AcqSub are each wholly-owned subsidiaries of ARL.
Item 3. Source and Amount of Funds or Other Consideration
     On February 21, 2011, pursuant to a Subscription Agreement and Letter of Investment Intent, EQK acquired from the Issuer as a single block 300,000 Shares (approximately 3.7% of the then outstanding) at a price of $5.10 per Share, a total price of $1,530,000 in cash which came from EQK’s working capital.
     January 14, 2011 and January 21, 2011 transactions were previously reported in Amendment No. 48 to Statement on Schedule 13D.
Item 5. Interest in Securities of the Issuer
     Item 5 of the Amended Statement is hereby further amended as follows:
     (a) According to the latest information available from the Issuer, as of November 1, 2010, the total number of issued and outstanding Shares was believed by the Reporting Persons to be 8,113,669 Shares which increased to 8,413,699 Shares by one of the transactions described in Item 5(c) below which resulted in the issuance of 300,000 additional Shares. As of March 18, 2011, the following Shares were owned directly and beneficially by the Reporting Persons set forth below:

	No. of Shares
Name	Owned Beneficially	Approximate % Class
ARL*†	6,957,420	82.6919%
EQK*	5,744,194	68.2722%
TCI AcqSub	1,213,226	14.4197%

Totals	6,957,420	82.6919%

*	EQK owns 5,744,194 Shares direct; EQK is a wholly-owned subsidiary of ARL. ARL does not hold direct ownership of any Shares.

†	1,213,226 shares are the same Shares owned by TCI AcqSub which is a wholly-owned subsidiary of ARL.
     Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934 (the “Exchange Act”), each of the directors of ARL and EQK may be deemed to beneficially own the number of Shares owned by EQK; and each of the directors of ARL and TCI AcqSub may be deemed to beneficially own the number of Shares owned by TCI AcqSub described above. Those individuals and the number of Shares deemed beneficially owned pursuant to Rule 13d-3, and the approximate percent of the class, as well as the relationship, are set forth in the following table:

	Director of	No. of Shares		% of
Name of Director	Entity	Beneficially Owned		Class
Gene S. Bertcher	TCI AcqSub	1,213,226	†	14.4197%
Henry A. Butler	ARL	6,957,420	*†	82.6919%
Robert A. Jakuszewski	ARL	6,957,420	*†	82.6919%
RL S. Lemke	ARL	6,957,420	*†	82.6919%
Daniel J. Moos	EQK and TCI AcqSub	6,957,420	*†	82.6919%
Ted R. Munselle	ARL	6,957,420	*†	82.6919%
Martha C. Stephens	ARL	6,957,420	*†	82.6919%

Total Units beneficially owned by Reporting Persons and individuals listed above:		6,957,420	*†	82.6919%

     (b) The sole director of EQK has voting and dispositive power over the 5,744,194 Shares held by EQK. Each of the directors of TCI AcqSub share voting and dispositive power over the 1,213,226 Shares held by TCI AcqSub.
     (c) During the 60 calendar days ended March 18, 2011, the Reporting Persons and their executive officers and directors, as the case may be, did not engage in any transaction in the Shares or any other equity interest derivative thereof, except as follows:
(i)	On January 14, 2011, the Board of Directors of Basic Capital Management, Inc., a Nevada corporation (“BCM”), then a wholly-owned subsidiary of EQK declared a dividend to the holder [EQK] of all of the issued and outstanding Common Stock of BCM in the amount of $5,974,090.43, with such dividend paid in the form of transfer and delivery of 920,507 Shares of Common Stock of TCI at a value of $6.49 per Share. Such distribution resulted in the transfer of 920,507 Shares of Common Stock of TCI at a value of $6.49 per Share to EQK, and upon such transfer, BCM ceased to be a Reporting Person (which was reported in Amendment No. 48 to Schedule 13D filed February 4, 2011).

(ii)	On January 14, 2011, American Realty Trust, Inc., a Georgia corporation (“ART”) and a wholly-owned subsidiary of ARL sold to EQK the record and beneficial interest in 922,737 Shares of Common Stock of TCI at a price of $6.49 per Share receiving therefore cash in the aggregate amount of $5,988,563.13 which amount was paid by a credit or reduction of indebtedness owed by ART to EQK. At the time of the transaction, EQK was a wholly-owned subsidiary of ART which continued to hold the beneficial interest in such Shares with the record interest held by EQK. On January 21, 2011, ART sold and transferred all of the issued and outstanding Common Stock of EQK to ARL and thereupon, ART ceased to have any beneficial interest in the Shares and ceased to be a Reporting Person (which was reported in Amendment No. 48 to Schedule 13D filed February 4,2011).

(iii)	On February 11, 14, 15 and 16, 2011, a brokerage firm which holds a number of Shares of Common Stock of TCI in a margin account of EQK sold into the market an aggregate of 54,951 Shares at prices ranging from $4.57 per Share to $3.64 per Share as follows:

			Total
Liquidation	Shares	Liquidation	Liquidation
Date	Liquidated	Price	Price
2/11/11	23,210	$4.57	$106,130.77
2/14/11	17,849	4.01	71,538.79
2/15/11	4,800	3.64	17,474.67
2/16/11	9,092	3.67	33,376.56

	54,951		$228,520.79

All funds received by such brokerage firm were applied to the margin account of EQK in reduction thereof.

(iv)	On February 21, 2011, EQK purchased in a private sale from TCI 300,000 Shares of Common Stock of TCI at a price of $5.10 per Share paying the sum of $1,530,000 in cash. Such 300,000 Shares were purchased in a private offering.

(v)	On March 14, 2011, TCI AcqSub and Arcadian Energy, Inc. entered into a Rescission Agreement effective December 30, 2010 pursuant to which the prior purchase of 45,000 shares of Common Stock of TCI at a price of $6.49 per Share from Arcadian Energy, Inc. was rescinded and cancelled and an unsecured Promissory Note issued by TCI AcqSub payable to the order of Arcadian Energy, Inc. in the original principal amount of $292,050 was cancelled and deemed paid in full. The effect of such transaction was to rescind, ab initio, the December 30, 2010 transaction and return 45,000 Shares of Common Stock of TCI to Arcadian Energy, Inc. as if such prior transaction had never occurred.(1)

(vi)	On March 14, 2011, EQK Holdings, Inc. and Arcadian Energy, Inc. entered into a Rescission Agreement effective January 28, 2011 pursuant to which the prior purchase of 229,799 shares of Common Stock of TCI at a price of $6.49 per Share from Arcadian Energy, Inc. was rescinded and cancelled and an unsecured Promissory Note issued by EQK Holdings, Inc. payable to the order of Arcadian Energy, Inc. in the original principal amount of $1,491,395.51 was cancelled and deemed paid in full. The effect of such transaction was to rescind, ab initio, the January 28, 2011 transaction and return 229,799 Shares of Common Stock of TCI to Arcadian Energy, Inc. as if such prior transaction had never occurred.(1)

(vii)	On March 15, 2011, EQK and FRE Real Estate, Inc. entered into a Rescission Agreement effective December 31, 2010 pursuant to which the prior purchase of 206,945 shares of Common Stock of TCI at a price of $6.49 per Share by FRE Real Estate, Inc. from EQK was rescinded and cancelled and an unsecured Promissory Note issued by FRE Real Estate, Inc. payable to the order of EQK in the original principal amount of $1,343,073.05 was cancelled and deemed paid in full. The effect of such transaction was to rescind, ab initio, the December 31, 2010 transaction and return 206,945 Shares of Common Stock of TCI to EQK as if such prior transaction had never occurred.(2)

(viii)	On March 15, 2011, TCI AcqSub and FRE Real Estate, Inc. entered into a Rescission Agreement effective December 31, 2010 pursuant to which the prior purchase of 58,226 shares of Common Stock of TCI at a price of $6.49 per Share by FRE Real Estate, Inc. was rescinded and cancelled and an unsecured Promissory Note issued by FRE Real Estate, Inc. payable to the order of TCI AcqSub in the original principal amount of $377,886.74 was cancelled and deemed paid in full. The effect of such transaction was to rescind, ab initio, the December 31, 2010 transaction and return 58,226 Shares of Common Stock of TCI to TCI AcqSub as if such prior transaction had never occurred.(2)

(1)	These transactions if consummated potentially would conflict with an injunction binding upon Arcadian Energy, Inc. in a pending Texas state court proceeding.

(2)	On January 4, 2011, FRE Real Estate, Inc. filed a Voluntary Petition in bankruptcy under Chapter 11 in Case No. 11-30210-njh-11 which case was dismissed by Order entered March 1, 2011. As FRE Real Estate, Inc. has advised it may again institute another proceeding in the near future, such transactions were rescinded as if same were consummated they might be considered to be the subject of preference actions against two of the Reporting Persons.

     (d) On January 14, 2011, as BCM disposed of all Shares previously owned by it, BCM ceased to be a Reporting Person. On January 21, 2011, having previously sold and transferred all Shares ART previously owned to EQK, with the transfer of the EQK Common Stock to ARL, ART ceased to be a Reporting Person. (Previously reported in Amendment No. 48 to Schedule 13D filed 2/4/11).
Item 6. Contracts, Arrangements, Understandings Or Relationships With Respect To Securities Of The Issuer
     Item 6 of the Amended Statement is hereby further amended to read as follows:
     EQK made accommodation pledges, for loans to others, to Consolidated National Corporation (490,812 Shares), American Bank of Commerce (206,945 Shares), Merdahd ST (100,000 Shares), Robert Grubin (58,311 Shares) and Shinhan Bank (1,045,178 Shares).
     TCI AcqSub has also made accommodation pledges for loans to others to Bank Midwest (755,000 Shares), American Bank of Commerce (58,226 Shares) and Merdahd ST (400,000 Shares).
     BCM made an accommodation pledge for a loan to another entity to Bank Midwest of 418,207 Shares, the beneficial interest in which is now held by EQK.
     ART also made accommodation pledges for loans to others to Barbara and Anita Laken (71,079 Shares), Shillington (50,870 Shares) and Park Cities Bank (75,000 Shares), the beneficial interest in which is now held by EQK.
     The remaining Shares owned directly by EQK may be deemed to be “collateral” for borrowings pursuant to margin or other account arrangements with bankers and brokerage firms relating to accounts of EQK. Such arrangements are standard arrangements involving margin securities of up to a specified percentage of market value of the Shares and bear interest at varying rates and contain only standard default and similar provisions, the operation of any of which should not give any other person immediate voting power or investment power over such securities. Such arrangements exist with the Shares and other securities held in such accounts, and it is impracticable at any given time to determine the amounts, if any, with respect to the Shares and interest costs under such arrangements may vary with applicable costs and account balances.
     Except as set forth in the preceding paragraphs, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer including finder’s fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss, or the giving or withholding of proxies.

SIGNATURES
     After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in This Amendment No. 49 to Statement on Schedule 13D is true, complete and correct.
Dated: March 18, 2011.

AMERICAN REALTY INVESTORS, INC.
By:	/s/ Louis J. Corna
Louis J. Corna, Executive Vice President
and Secretary

EQK HOLDINGS, INC.
By:	/s/ Daniel J. Moos
Daniel J. Moos, President, Treasurer and
Secretary

TRANSCONTINENTAL REALTY ACQUISITION CORPORATION
By:	/s/ Daniel J. Moos
Daniel J. Moos, President